Sandisk Corporation

951 Sandisk Drive

Milpitas, California 95035

January 29, 2025

VIA EDGAR

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins

Uwem Bassey

Matthew Derby

Re:	Acceleration Request for Sandisk Corporation

Registration Statement on Form 10-12B

Amendment No. 3 Filed January 27, 2025

File No. 001-42420

CIK No. 0002023554

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10 (File No. 001-42420) (as amended, the “Registration Statement”) filed by Sandisk Corporation (the “Company”) with the United States Securities and Exchange Commission (the “Commission”).

The Company hereby respectfully requests that the effective date of the Registration Statement be accelerated by the Commission to 4:30 p.m., Eastern time, on January 31, 2025, or as soon as practicable thereafter, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder.

If the staff of the Commission has any questions or comments concerning this letter, or if you require any additional information, please contact Thomas J. Ivey of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4522 or Christopher J. Bors of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3188. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Ivey or Mr. Bors, with such effectiveness also be confirmed in writing.

***

Very truly yours,

Sandisk Corporation

/s/ Bernard Shek
Bernard Shek
Secretary

cc:	Thomas J. Ivey

Christopher J. Bors

Skadden, Arps, Slate, Meagher & Flom LLP